# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: MGP INGREDIENTS INC, CIK 0000835011
CUSIP: 55303J106
Title of class of securities: Common Stock, no par value
Address of issuer's principal executive offices: 100 Commercial Street, Box 130, Atchison, Kansas (KS), 66002
Date of event which requires filing of this statement: 12/10/2025
Amends the filing with accession number 0001104659-21-046339
Filed by CIK 0001853861
Persons authorized to receive notices and communications: Donn S. Lux, c/o Chris Erblich, Esq., 5060 North 40th Street, Suite 250, Phoenix, Arizona (AZ), 85018, (314) 422-6813

## Reporting persons
- Luxco 2017 Irrevocable Trust dated 6/19/2017: type of reporting person: other (OO); citizenship or place of organization: Missouri (MO); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 1,513,771; shared voting power 6,682,541; sole dispositive power 1,513,771; shared dispositive power 0; aggregate amount beneficially owned 6,682,541 (31.4% of the class)
  Comment: *See Item 5 below
- Ann S. Lux 2005 Irrevocable Trust FBO Donn S. Lux dated 9/16/2005: type of reporting person: other (OO); citizenship or place of organization: Missouri (MO); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 771,688; shared voting power 6,682,541; sole dispositive power 771,688; shared dispositive power 0; aggregate amount beneficially owned 6,682,541 (31.4% of the class)
  Comment: *See Item 5 below
- Ann S. Lux 2005 Irrevocable Trust FBO Donn S. Lux QSST: type of reporting person: other (OO); citizenship or place of organization: Missouri (MO); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 152,805; shared voting power 6,682,541; sole dispositive power 152,805; shared dispositive power 0; aggregate amount beneficially owned 6,682,541 (31.4% of the class)
  Comment: *See Item 5 below
- Andrew Broddon Lux Luxco Irrevocable Trust dated 7/30/2012: type of reporting person: other (OO); citizenship or place of organization: Missouri (MO); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 183,685; shared voting power 6,682,541; sole dispositive power 183,685; shared dispositive power 0; aggregate amount beneficially owned 6,682,541 (31.4% of the class)
  Comment: *See Item 5 below
- Philip Donn Lux Luxco Irrevocable Trust dated 7/30/2012: type of reporting person: other (OO); citizenship or place of organization: Missouri (MO); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 183,685; shared voting power 6,682,541; sole dispositive power 183,685; shared dispositive power 0; aggregate amount beneficially owned 6,682,541 (31.4% of the class)
  Comment: *See Item 5 below
- Caroline L. Kaplan Revocable Trust dated 12/16/2009: type of reporting person: other (OO); citizenship or place of organization: Maryland (MD); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 6,682,541; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 6,682,541 (31.4% of the class)
  Comment: *See Item 5 below
- Ann S. Lux 2005 Irrevocable Trust FBO Caroline Lux Kaplan dated 9/16/2005: type of reporting person: other (OO); citizenship or place of organization: Missouri (MO); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 530,958; shared voting power 6,682,541; sole dispositive power 530,958; shared dispositive power 0; aggregate amount beneficially owned 6,682,541 (31.4% of the class)
  Comment: *See Item 5 below
- Ann S. Lux 2005 Irrevocable Trust FBO Catherine N. Lux dated 9/16/2005: type of reporting person: other (OO); citizenship or place of organization: South Dakota (SD); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 623,458; shared voting power 6,682,541; sole dispositive power 623,458; shared dispositive power 0; aggregate amount beneficially owned 6,682,541 (31.4% of the class)
  Comment: *See Item 5 below
- CNL 2013 Irrevocable Trust dated 4/2/2013: type of reporting person: other (OO); citizenship or place of organization: South Dakota (SD); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 14,731; shared voting power 6,682,541; sole dispositive power 14,731; shared dispositive power 0; aggregate amount beneficially owned 6,682,541 (31.4% of the class)
  Comment: *See Item 5 below
- Ann S. Lux 2005 Irrevocable Trust FBO Paul S. Lux dated 9/16/2005: type of reporting person: other (OO); citizenship or place of organization: Missouri (MO); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 583,458; shared voting power 6,682,541; sole dispositive power 583,458; shared dispositive power 0; aggregate amount beneficially owned 6,682,541 (31.4% of the class)
  Comment: *See Item 5 below
- Lux Children Irrevocable Trust dated 5/24/2012: type of reporting person: other (OO); citizenship or place of organization: Missouri (MO); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 27,731; shared voting power 6,682,541; sole dispositive power 27,731; shared dispositive power 0; aggregate amount beneficially owned 6,682,541 (31.4% of the class)
  Comment: *See Item 5 below
- Lux Donn S. (CIK 0001853861): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 2,438,264; shared voting power 6,682,541; sole dispositive power 2,438,264; shared dispositive power 0; aggregate amount beneficially owned 6,682,541 (31.4% of the class)
  Comment: *See Item 5 below
- Leslie Lux: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 27,731; shared voting power 6,682,541; sole dispositive power 27,731; shared dispositive power 0; aggregate amount beneficially owned 6,682,541 (31.4% of the class)
  Comment: *See Item 5 below
- Paul S. Lux: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 583,458; shared voting power 6,682,541; sole dispositive power 583,458; shared dispositive power 0; aggregate amount beneficially owned 6,682,541 (31.4% of the class)
  Comment: *See Item 5 below
- Caroline Lux Kaplan: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 530,958; shared voting power 6,682,541; sole dispositive power 530,958; shared dispositive power 0; aggregate amount beneficially owned 6,682,541 (31.4% of the class)
  Comment: *See Item 5 below
- Catherine N. Lux: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 6,682,541; sole dispositive power 0; shared dispositive power 638,189; aggregate amount beneficially owned 6,682,541 (31.4% of the class)
  Comment: *See Item 5 below
- TFO Trust Company, LLC: type of reporting person: other (OO); citizenship or place of organization: South Dakota (SD); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 6,682,541; sole dispositive power 0; shared dispositive power 638,189; aggregate amount beneficially owned 6,682,541 (31.4% of the class)
  Comment: *See Item 5 below

## Item 1. Security and Issuer
Title of class of securities: Common Stock, no par value
Name of issuer: MGP INGREDIENTS INC
Address of issuer's principal executive offices: 100 Commercial Street, Box 130, Atchison, Kansas (KS), 66002
Comment: This Amendment No. 6 (this "Amendment") relates to the Schedule 13D filed on April 5, 2021, as previously amended by (i) Amendment No. 1 thereto filed on February 3, 2023, (ii) Amendment No. 2 thereto filed on October 26, 2023, (iii) Amendment No. 3 thereto filed on September 11, 2024, (iv) Amendment No. 4 thereto filed on April 2, 2025, and (v) Amendment No. 5 thereto filed on November 21, 2025 (as amended, the "Schedule 13D"), with respect to the common stock, no par value (the "Common Stock") of MGP Ingredients, Inc., a Kansas corporation (the "Issuer"). This Amendment is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Schedule 13D is hereby amended and supplemented as follows:

## Item 2. Identity and Background
Name of person filing:
Item 2 of Schedule 13D is hereby amended and restated as follows:

This statement is being filed by (i) Luxco 2017 Irrevocable Trust dated 6/19/2017, a Missouri trust ("Luxco Trust"), (ii) Ann S. Lux 2005 Irrevocable Trust FBO Donn S. Lux dated 9/16/2005, a Missouri trust ("Lux 2005 Donn Trust"), (iii) Ann S. Lux 2005 Irrevocable Trust FBO Donn S. Lux QSST, a Missouri trust ("Lux 2005 QSST Trust"), (iv) Andrew Broddon Lux Luxco Irrevocable Trust dated 7/30/2012, a Missouri trust ("Andrew Trust"), (v) Philip Donn Lux Luxco Irrevocable Trust dated 7/30/2012, a Missouri trust ("Philip Trust"), (vi) Caroline L. Kaplan Revocable Trust dated 12/16/2009, a Maryland trust ("Kaplan Trust"), (vii) Ann S. Lux 2005 Irrevocable Trust FBO Caroline Lux Kaplan dated 9/16/2005, a Missouri trust ("Lux 2005 Caroline Trust"), (viii) Ann S. Lux 2005 Irrevocable Trust FBO Catherine N. Lux dated 9/16/2005, a South Dakota trust ("Lux 2005 Catherine Trust"), (ix) CNL 2013 Irrevocable Trust dated 4/2/2013, a South Dakota trust ("CNL Trust"), (x) Ann S. Lux 2005 Irrevocable Trust FBO Paul S. Lux dated 9/16/2005, a Missouri trust ("Lux 2005 Paul Trust"), (xi) Lux Children Irrevocable Trust dated 5/24/2012, a Missouri trust ("Children Trust"), (xii) Donn S. Lux, (xiii) Leslie Lux, (xiv) Paul S. Lux, (xv) Caroline Lux Kaplan, (xvi) Catherine N. Lux and (xvii) TFO Trust Company, LLC ("TFO") (the foregoing persons are hereinafter referred to collectively as the "Reporting Persons").

As previously disclosed in Amendment No. 2 to this Schedule 13D, Michele Lux and Christopher E. Erblich are no longer considered Reporting Persons and have been removed from this Schedule 13D. Pursuant to SEC rules and applicable interpretations, since they are two of three trustees for each of the Andrew Trust and the Philip Trust, and all decisions concerning the exercise of voting or investment power with respect to the shares of Common Stock that are the subject of this Schedule 13D must be approved by a majority vote of such trustees, the Reporting Persons have determined that Ms. Lux and Mr. Erblich do not have beneficial ownership over any shares of Common Stock. The Andrew Trust and the Philip Trust remain as Reporting Persons. Effective March 29, 2023, the name of PandoTree Trust Company, LLC was changed to TFO Trust Company, LLC.
Residence or business address:
The business addresses of each of the Reporting Persons are as follows:

Luxco Trust: c/o Chris Erblich, Esq. 5060 North 40th Street, Suite 250, Phoenix, AZ 85018
Lux 2005 Donn Trust: c/o Chris Erblich, Esq. 5060 North 40th Street, Suite 250, Phoenix, AZ 85018
Lux 2005 QSST Trust: c/o Chris Erblich, Esq. 5060 North 40th Street, Suite 250, Phoenix, AZ 85018
Andrew Trust: c/o Chris Erblich, Esq. 5060 North 40th Street, Suite 250, Phoenix, AZ 85018
Philip Trust: c/o Chris Erblich, Esq. 5060 North 40th Street, Suite 250, Phoenix, AZ 85018
Kaplan Trust: c/o Chris Erblich, Esq. 5060 North 40th Street, Suite 250, Phoenix, AZ 85018
Lux 2005 Caroline Trust: c/o Chris Erblich, Esq. 5060 North 40th Street, Suite 250, Phoenix, AZ 85018
Lux 2005 Catherine Trust: 212 S. Main Avenue, Suite 145, Sioux Falls, South Dakota 57104
CNL Trust: 212 S. Main Avenue, Suite 145, Sioux Falls, South Dakota 57104
Lux 2005 Paul Trust: c/o Chris Erblich, Esq. 5060 North 40th Street, Suite 250, Phoenix, AZ 85018
Children Trust: c/o Chris Erblich, Esq. 5060 North 40th Street, Suite 250, Phoenix, AZ 85018
Donn S. Lux: c/o Chris Erblich, Esq. 5060 North 40th Street, Suite 250, Phoenix, AZ 85018
Leslie Lux: c/o Chris Erblich, Esq. 5060 North 40th Street, Suite 250, Phoenix, AZ 85018
Paul S. Lux: c/o Chris Erblich, Esq. 5060 North 40th Street, Suite 250, Phoenix, AZ 85018
Caroline Lux Kaplan: c/o Chris Erblich, Esq. 5060 North 40th Street, Suite 250, Phoenix, AZ 85018
Catherine N. Lux: c/o Chris Erblich, Esq. 5060 North 40th Street, Suite 250, Phoenix, AZ 85018
TFO Trust Company, LLC: 212 S. Main Avenue, Suite 145, Sioux Falls, SD 57104
Present principal occupation or employment: The principal business of each of the Reporting Persons that is a trust is to administer the assets of the trust for the benefit of the beneficiaries thereof. The principal business of TFO Trust Company, LLC is to provide trustee services for family trusts. Donn S. Lux is a director of the Issuer and a private investor. Caroline Lux Kaplan and Catherine N. Lux are private investors. Leslie Lux owns and operates an interior design firm. Paul S. Lux is a retired surgeon.
Criminal convictions in the last five years: During the last 5 years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last 5 years, none of the Reporting Persons has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person or entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of Donn S. Lux, Leslie Lux, Paul S. Lux, Caroline Lux Kaplan, and Catherine N. Lux is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of Schedule 13D is hereby amended and restated as follows:

A total of 5,007,828 shares of Common Stock originally reported as beneficially owned by the Reporting Persons were initially acquired pursuant to an Agreement and Plan of Merger, dated as of January 22, 2021 (the "Merger Agreement"), by and among the Issuer, London HoldCo, Inc. ("HoldCo"), Luxco Group Holdings, Inc., LRD Holdings LLC, LDL Holdings DE, LLC, KY Limestone Holdings LLC (the "Luxco Companies"), the shareholders of HoldCo, Inc. (the "Sellers"), and Donn S. Lux, as Sellers' Representative. Pursuant to the Merger Agreement, an additional 1,373 shares of Common Stock were issued to the Reporting Persons upon completion of final purchase price adjustments.

A total of 2,096,571 shares of Common Stock with respect to which voting power is reported on this Schedule 13D/A are beneficially owned by certain other shareholders of the Issuer (the "Seaberg/Cray Shareholders"), as reported on: (i) a Form 13D/A, Amendment No. 13 to Schedule 13D filed on December 11, 2025, by the Seaberg/Cray Shareholders other than Lori S. Mingus; (ii) a Form 4 Statement of Changes in Beneficial Ownership filed on December 10, 2025, by Karen Seaberg, one of the Seaberg/Cray Shareholders who is a party to the Shareholders Agreement referenced below and (ii) a Form 4 Statement of Changes in Beneficial Ownership filed on May 2, 2025, by Lori S. Mingus, who is also one of the Seaberg/Cray Shareholders who is a party to the Shareholders Agreement referenced below. While the Reporting Persons had no advance notice of, nor control over, the transactions in the Issuer's securities disclosed in the above-referenced filings made on December 10 and December 11, 2025, by certain of the Seaberg/Cray Shareholders, the information conveyed to the Reporting Persons as a result of those filings was the triggering event for this Amendment No. 6 to the Reporting Persons's Schedule 13D.

The Reporting Persons may be deemed to be members of a "group" (within the meaning of SEC Rule 13d 5), together with the Seaberg/Cray Shareholders, by virtue of the terms of the April 1, 2021 Shareholders Agreement. The Reporting Persons disclaim beneficial ownership of the shares held by the Seaberg/Cray Shareholders.

## Item 4. Purpose of Transaction
Purpose of transaction: No material changes.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of Schedule 13D is hereby amended and restated as follows:

As of the date of this filing, the Reporting Persons beneficially own 4,585,970 shares (the "Shares"), or approximately 21.5%, of the outstanding Common Stock of the Issuer (calculated based on information included in the Quarterly Report on Form 10-Q filed by the Issuer on October 29, 2025 for the quarter ended September 30, 2025, which reported that 21,294,315 shares of Common Stock were outstanding as of October 24, 2025). The Reporting Persons also may be deemed to be members of a "group" (within the meaning of SEC Rule 13d-5), together with the Seaberg/Cray Shareholders, by virtue of the terms of the April 1, 2021 Shareholders Agreement. The Seaberg/Cray Shareholders beneficially own an additional 2,096,571 shares of Common Stock, or approximately 9.8% of the outstanding Common Stock of the Issuer, which are included in the "shared voting power" reported on this Schedule 13D/A due to the existence of such group pursuant to the terms of the Shareholders Agreement among the Reporting Persons and the Seaberg/Cray Shareholders. The Reporting Persons disclaim beneficial ownership of the shares held by the Seaberg/Cray Shareholders.
Number of shares as to which each person has sole or shared power to vote or dispose:
Donn S. Lux is the sole trustee of the Lux 2005 Donn Trust and the Lux 2005 QSST Trust and the sole investment trustee of the Luxco Trust. He is no longer the sole family assets trustee of the Lux 2005 Paul Trust, the sole trustee of the Lux 2005 Caroline Trust or a co-trustee of the Children Trust. Accordingly, Donn S. Lux may be deemed to hold sole voting and dispositive power with respect to the 2,438,264 Shares held by the Luxco Trust, the Lux 2005 Donn Trust and the Lux 2005 QSST Trust.

Leslie Lux is the sole trustee of the Children Trust. Accordingly, Leslie Lux may be deemed to hold sole voting and dispositive power with respect to the 27,731 Shares held by the Children Trust.

Paul S. Lux is the sole trustee of the Lux 2005 Paul Trust. Accordingly, Paul S. Lux may be deemed to hold sole voting power and dispositive power with respect to the 583,458 Shares held by the Lux 2005 Paul Trust. He is no longer a trustee of the Andrew Trust and the Philip Trust.

Caroline Lux Kaplan is the sole trustee of the Kaplan Trust and the Lux 2005 Caroline Trust. Accordingly, Caroline Lux Kaplan may be deemed to hold sole voting power and dispositive power with respect to the 530,958 Shares held by the Kaplan Trust and the Lux 2005 Caroline Trust.

Catherine N. Lux is a co-trustee of the Lux 2005 Catherine Trust and the CNL Trust. Accordingly, Catherine N. Lux may be deemed to hold shared voting power and dispositive power with respect to the 638,189 Shares held by the Lux 2005 Catherine Trust and the CNL Trust.

TFO Trust Company, LLC is a co-trustee of the Lux 2005 Catherine Trust and the CNL Trust. Accordingly, TFO Trust Company, LLC may be deemed to hold shared voting power and dispositive power with respect to the 638,189 Shares held by the Lux 2005 Catherine Trust and the CNL Trust.

Each of the Andrew Trust and the Philip Trust is the beneficial owners of 183,685 Shares.

As a result of the entry into the Shareholders' Agreement, each of the Reporting Persons could be deemed to have shared voting power over the 2,406,906 Shares held by the Seaberg/Cray Shareholders and, additionally, to beneficially own all those Shares. However, each of the Reporting Persons disclaims beneficial ownership of the Shares held by other Reporting Persons except as expressly set forth above.

Except as set forth on the cover pages hereto and under this paragraph (b), each Reporting Person has the sole power to vote or direct the vote and to dispose or direct the disposition of the Shares reported herein as owned by each such Reporting Person.
Transactions in the class effected during the past sixty days:
The following transactions in the Common Stock were effected during the past 60 days by the Reporting Persons:

As reported in a Form 4 - Statement of Changes in Beneficial Ownership filed by Caroline Lux Kaplan on November 20, 2025, the Lux 2005 Caroline Trust (i) sold an aggregate of 29,834 shares at prices ranging from $23.46 to $24.45, inclusive (weighted average price of $23.8469 per share) on November 18, 2025 and (ii) sold an aggregate of 166 shares at prices ranging from $24.475 to $24.565, inclusive (weighted average price of $24.4934 per share) on November 18, 2025.

As further reported in the Form 4 - Statement of Changes in Beneficial Ownership filed by Caroline Lux Kaplan on November 20, 2025, the Lux 2005 Caroline Trust also (i) sold an aggregate of 29,860 shares at prices ranging from $22.80 to $23.795, inclusive (weighted average price of $23.2755 per share) on November 19, 2025 and (ii) sold an aggregate of 140 shares at prices ranging from $23.805 to $23.82, inclusive (weighted average price of $23.8079 per share) on November 19, 2025.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: No material change.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 2.1 Agreement and Plan of Merger, dated as of January 22, 2021, by and among MGP Ingredients, Inc., London HoldCo, Inc., Luxco Group Holdings, Inc., LRD Holdings LLC, LDL Holdings DE, LLC, KY Limestone Holdings LLC, upon signing a joinder agreement, the shareholders of London HoldCo, Inc., and Donn Lux, as Sellers' Representative (filed as Exhibit 2.1 to MGP Ingredients, Inc. Current Report on Form 8-K filed January 25, 2021 and incorporated herein by reference).

Exhibit 2.2 Joinder to the Agreement and Plan of Merger dated as of January 22, 2021 by and among MGP Ingredients, Inc., London HoldCo, Inc., Luxco Group Holdings, Inc., LRD Holdings LLC, LDL Holdings DE, LLC, KY Limestone Holdings LLC, Donn Lux, as Sellers' Representative, and the shareholders of London Holdco, Inc. (filed as Exhibit 2.2 to MGP Ingredients, Inc. Current Report on Form 8-K filed January 25, 2021 and incorporated herein by reference).

Exhibit 10.1 Shareholders Agreement, dated as of April 1, 2021, by and among MGP Ingredients, Inc. and certain shareholders of MGP Ingredients, Inc. (filed as Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on April 1, 2021 and incorporated herein by reference).

Exhibit 10.2 Registration Rights Agreement, dated as of April 1, 2021, by and among MGP Ingredients, Inc. and certain shareholders of MGP Ingredients, Inc. (filed as Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on April 1, 2021 and incorporated herein by reference).

Exhibit 99.1 Joint Filing Agreement. (filed as Exhibit 99.1 to Amendment No. 2 to this Schedule 13D on October 26, 2023 and incorporated herein by reference).

## Signatures
- Luxco 2017 Irrevocable Trust dated 6/19/2017: /s/ Donn S. Lux, Donn S. Lux/Investment Trustee (12/12/2025)
- Ann S. Lux 2005 Irrevocable Trust FBO Donn S. Lux dated 9/16/2005: /s/ Donn S. Lux, Donn S. Lux/Trustee (12/12/2025)
- Ann S. Lux 2005 Irrevocable Trust FBO Donn S. Lux QSST: /s/ Donn S. Lux, Donn S. Lux/Trustee (12/12/2025)
- Andrew Broddon Lux Luxco Irrevocable Trust dated 7/30/2012: /s/ Michele Lux, Michele Lux/Co-Trustee (12/12/2025)
- Philip Donn Lux Luxco Irrevocable Trust dated 7/30/2012: /s/ Michele Lux, Michele Lux/Co-Trustee (12/12/2025)
- Caroline L. Kaplan Revocable Trust dated 12/16/2009: /s/ Caroline Lux Kaplan, Caroline Lux Kaplan/Trustee (12/12/2025)
- Ann S. Lux 2005 Irrevocable Trust FBO Caroline Lux Kaplan dated 9/16/2005: s/ Caroline Lux Kaplan, Caroline Lux Kaplan/Trustee (12/12/2025)
- Ann S. Lux 2005 Irrevocable Trust FBO Catherine N. Lux dated 9/16/2005: /s/ Catherine N. Lux, Catherine N. Lux/Co-Trustee (12/12/2025)
- CNL 2013 Irrevocable Trust dated 4/2/2013: /s/ Catherine N. Lux, Catherine N. Lux/Co-Trustee (12/12/2025)
- CNL 2013 Irrevocable Trust dated 4/2/2013: /s/ TFO Trust Company, LLC,, TFO Trust Company, LLC,a South Dakota limited liability company/Co-Trustee (12/12/2025)
- CNL 2013 Irrevocable Trust dated 4/2/2013: /s/ Lisa Davis, Lisa Davis/Trust Officer (12/12/2025)
- Ann S. Lux 2005 Irrevocable Trust FBO Paul S. Lux dated 9/16/2005: /s/ Paul S. Lux, Paul S. Lux/Trustee (12/12/2025)
- Lux Children Irrevocable Trust dated 5/24/2012: /s/ Leslie Lux, Leslie Lux/Trustee (12/12/2025)
- Lux Donn S.: /s/ Donn S. Lux, Donn S. Lux (12/12/2025)
- Leslie Lux: /s/ Leslie Lux, Leslie Lux (12/12/2025)
- Paul S. Lux: /s/ Paul S. Lux, Paul S. Lux (12/12/2025)
- Caroline Lux Kaplan: /s/ Caroline Lux Kaplan, Caroline Lux Kaplan (12/12/2025)
- Catherine N. Lux: /s/ Catherine N. Lux, Catherine N. Lux (12/12/2025)
- TFO Trust Company, LLC: /s/ Lisa Davis, Lisa Davis/Trust Officer (12/12/2025)